December 21, 2016

Avino Silver & Gold Mines Announces Results From its Current Exploration Drill Program Between the San Luis and Elena Tolosa Workings at the Avino Mine

Long Section 1 - Area of Drilling including the first eight assayed drill holes



Hole ET-16-06
HWB Zone
Hole ET-16-07
AVHW Zone
LEVEL 4
Hole ET-16-07 S Zone
Hole ET-16-06
AVFW Zone
2.08 Au (g/t) 29 Ag (g/t) 0.06 Cu%
Hole ET-16-03
AV
1.12 Au (g/t) 38Ag (g/t) 0.04 Cu%
From 87.05 to 105.47 m (18.42 m)
GENERAL
SAFT
Hole ET-16-01
AVHW Zone
Hole ET-16-01
AVFW Zone
0.73 Au (g/t) 30 Ag (g/t) 0.024 Cu%
112.32-117.75 m (5.43 m)
Hole ET-16-02
AVHW Zone
89.15-91.65 m (2.5 m)
LEVEL 5 1/2
Hole ET-16-02
AVFW Zone
OLD LEVEL 6
Hanging wall
Ramp
Hole ET-16-04
AV
0.72Au (g/t) 40 Ag (g/t) 0.15 Cu%
From 74.70 to 96.55 m (21.85 m)
LEVEL 6 1/2
Hole ET-16-05
AVHW Zone
Hole ET-16-03
SFW AV
LEVEL 7
Hole ET-16-04
AVS
1.75 Au (g/t) 23 Ag (g/t) 0.04 Cu%
99.05-108.10 m (9.05 m)
Hole ET-16-08
AVHW Zone
.50 Au (g/t) 64 Ag (g/t) 0.05 Cu %
From 125.90 to128.40
LEVEL 8
LEVEL 7 1/2
Hole ET-16-05
AVHW Zone
0.79 Au (g/t) 10 Ag (g/t) 0.04 Cu%
From 146.15 to 160.85 m (14.70 m FW Zone)
Hole ET-16-08
AVFW Zone
1.19 Au (g/t) 37 Ag (g/t) 0.28 Cu %
From 159.55 to175.40
LEVEL 8 1/2

AV = Avino Vein
FW = Footwall
S = Stockwork
HW = Hanging Wall
HWB = Hanging Wall Breccia